Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Global plc:

We consent to the use of our reports dated February 13, 2014, with respect to the consolidated balance sheets of Liberty Global plc and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2013, the related financial statement schedules I and II, and the effectiveness of Liberty Global plc and subsidiaries’ internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Independent Accountants” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

December 2, 2014